February 24, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (867) 667-4179

Mr. Donald W. Flinn
Vice President, Operations
Klondike Star Mineral Corporation
PO Box 20116
Whitehorse, YT YIA 7A2

Re: Klondike Star Mineral Corporation
        Form 10-KSB for the year ended February 28, 2005
        Filed June 15, 2005
        File No. 000-30965

Dear Mr. Flinn:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Steven Jacobs
        Accounting Branch Chief